                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
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                           (Name of Subject Company)

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
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                      (Names of Persons Filing Statement)

                           LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                     (CUSIP Number of Class of Securities)

                                 MARTHA L. LONG
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     4582 ULSTER STREET PARKWAY, SUITE 1100
                             DENVER, COLORADO 80237
                                 (303) 757-8101
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                      and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 SCHEDULE 14D-9

     This Amendment No. 1 amends and supplements the Schedule 14D-9 relating to the offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), to purchase units of limited partnership interest (the "Units") of Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), at a price of $239.13 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 20, 2004, and in the related Letter of Transmittal (which, together with the Revised Litigation Settlement Offer dated April 30, 2004 (the "Revised Offer"), and any additional supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively. A copy of the Revised Litigation Settlement Offer is filed herewith as Exhibit(a)(4).

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The information set forth under "THE LITIGATION SETTLEMENT
OFFER -- Certain Information Concerning Your Partnership" in the Revised Offer is incorporated herein by reference. The Partnership's principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (b) This Schedule 14D-9 relates to the units of limited partnership interest of Consolidated Capital Institutional Properties, of which 199,043.20 units were issued and outstanding as of December 31, 2003.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Schedule 14D-9 is being filed by Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), of which the sole general partner is ConCap Equities, Inc. The Partnership's principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (d) The information set forth under "SUMMARY TERM SHEET" and "THE LITIGATION SETTLEMENT OFFER -- Information Concerning Us and Certain of Our Affiliates" in the Revised Offer is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (d) The information set forth under "THE LITIGATION SETTLEMENT
OFFER -- Conflicts of Interest and Transactions with Affiliates" in the Revised Offer is incorporated herein by reference.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

     (a) and (b) The information set forth under "THE LITIGATION SETTLEMENT OFFER -- Position of Your General With Respect to the Offer" in the Revised Offer is incorporated herein by reference.

     (c) Not applicable.

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ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not Applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b) Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (d) Not Applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (b) The information set forth in the Revised Offer and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(4)   Revised Litigation Settlement Offer dated April 30, 2004
         (incorporated by reference herein to the applicable exhibit filed with the Schedule TO dated April 30, 2004, relating to the Offer).
(a)(5) Letter of Transmittal and related Instructions (incorporated by reference herein to the applicable exhibit filed with the Schedule TO dated April 30, 2004, relating to the Offer).
(a)(6)   Letter from AIMCO OP to the Limited Partners of Consolidated
         Capital Institutional Properties (incorporated by reference herein to the applicable exhibit filed with the Schedule TO dated April 30, 2004, relating to the Offer).

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2004

                                          CONSOLIDATED CAPITAL INSTITUTIONAL
                                          PROPERTIES

                                          By: ConCap Equities, Inc.
                                              General Partner

                                          By:      /s/ MARTHA L. LONG
                                            ------------------------------------
                                              Martha L. Long
                                              Senior Vice President

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